FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Deutsche Alt-A Securities, Inc.	**0001199474**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, October 11, 2005, Series 2005-5	**333-127621**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)



PROCESSING
SECTION
2005



05069841

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

DEUTSCHE ALT-A SECURITIES, INC.



By:________________________
Name:
Title:



By:________________________
Name:
Title: SUSAN VALENTI
DIRECTOR

Dated: October 25, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Preliminary Term Sheet. All terms and statements are subject to change.

PRELIMINARY TERM SHEET

Deutsche Alt-A Securities, Inc.

$[303,831,000]

(Approximate)

Mortgage Loan Trust
Series 2005-5

Deutsche Alt-A Securities, Inc.
(Depositor)

Deutsche Bank 

October 11, 2005

[TPW: NYLEGAL:364151.3] 17988-00000 08/11/2005 09:09 PM

The analysis in this report is based on information provided by Deutsche Alt-A Securities, Inc. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is preliminary as of the date hereof and supersedes any previous information delivered to you by DBSI. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

PRELIMINARY TERM SHEET DATED: October 11, 2005
Deutsche Alt-A Securities, Inc.
Mortgage Loan Trust, Series 2005-5
$[303,831,000] *(Approximate)*
Subject to a +/-5% variance
All Terms and Conditions are subject to change

Structure Overview[1]

Class	Approximate Size ($)	Type	WAL (yrs) to Maturity	Pass-Through Rate	Expected Ratings (2 out of 3)
		Offered Certificates			
I-A-1	[167,182,000]	Floating / PAC	[2.69]	LIBOR + [0.39]%[2]	Aaa/AAA
I-A-2	Notional[3]		Not Offered Hereby		
I-A-3	[86,753,000]	Fixed	[3.84]	5.50%	Aaa/AAA
I-A-4	[23,457,000]	Fixed / NAS Super Senior	[10.67]	5.50%	Aaa/AAA
I-A-5	[31,012,080]		Not Offered Hereby		
I-A-6	[4,228,920]		Not Offered Hereby		
I-A-7	[15,989,000]	Fixed	[11.68]	5.50%	Aaa/AAA
I-A-8	[10,450,000]	Fixed / NAS Mezz	[10.67]	5.50%	Aaa/AAA
Total Offered Hereby	**[303,831,000]**				
Total Not Offered Hereby	**$[35,241,000]**				
TOTAL	**$[339,072,000]**				

(1) The Structure is preliminary and subject to change
(2) The Pass-Through Rate for the Class A-1 Certificates will be a per annum floating rate based One-Month LIBOR plus [0.39]% subject to the Net Rate Cap (equal to the weighted average Net Rate of the Mortgage Loans). The Class A-1 Certificates will also be entitled to receive certain cap payments as described under the Cap Contract section below.
(3) The Class A-2 Certificates will be interest-only certificates and will bear interest on a notional balance which will be equal to the certificate principal balance of the Class A-1 Certificates. The Pass-Through Rate for the Class A-2 Certificates will be a per annum rate equal to [5.11]% minus One-Month LIBOR subject to a cap of [5.11]%.

Transaction Overview

The Certificates:	The Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6, Class A-7, and Class A-8 (the "Senior Certificates"). The Class A-1, Class A-3, Class A-4, Class A-7, and Class A-8 Certificates will be offered hereby. The Class A-2, Class A-5, and Class A-6 Certificates are not offered hereby. The trust will also offer the Class M Certificates (the "Mezzanine Certificates") and the Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates (together, the "Class B Certificates" and together with the Mezzanine Certificates, the "Subordinate Certificates").
Collateral:	The Mortgage Loans will consist preliminarily of 20, 25 and 30 year fixed rate mortgage loans with an expected aggregate principal balance of $[361,985,800] as of the Cut-off Date subject to a 5% variance. The Senior Certificates and Subordinate Certificates will be entitled to payments from amounts received or advanced in respect of the Mortgage Loans included in the trust fund.
Prefunding Account	It is estimated that up to approximately [20]% of the Mortgage Loans will be prefunded on the Closing Date, the prefunded amount will be deposited into a segregated account referred to as the prefunding account (the "Prefunding Account"). The amount deposited in the Prefunding Account will be used solely to purchase certain of the Mortgage Loans after the Closing Date for a period of one month after the Closing Date (the "Prefunding Period"). If any amounts are left in the Prefunding Account following the Prefunding Period the holders of the Senior Certificates then entitled to payments of principal, will receive that amount as a principal payment on the Distribution Date immediately following the end of the Prefunding Period.
Pricing Speed:	100% PPC (100% PPC is 8% CPR growing to 20% CPR over 12 months and 20% CPR thereafter).
Depositor:	Deutsche Alt-A Securities, Inc.
Master Servicer and Securities Administrator:	Wells Fargo Bank, National Association
Trustee:	HSBC Bank USA, National Association
Credit Risk Manager:	The Murrayhill Company
Cut-off Date:	October 1, 2005
Settlement Date:	October 31, 2005
Legal Structure:	REMIC
Optional Call:	5% Cleanup Call
Distribution Dates:	25th of each month, or next business day, commencing November 25, 2005

Transaction Overview (Cont.)

Credit Enhancement: Credit Enhancement for the Senior Certificates and the Subordinate Certificates will be provided by a senior/subordinate shifting interest structure. Subordination is expected to be [6.25]% +/- [0.50]% with respect to the Senior Certificates.

ERISA: The Senior Certificates are expected to be ERISA eligible. Prospective investors should review with legal advisors as to whether the purchase and holding of the Senior Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the code or other similar laws.

Cap Contract: The Class A-1 Certificates will have the benefit of an interest rate cap contract. With respect to each Distribution Date beginning with the [December 2005] Distribution Date to and including the [April 2018] Distribution Date, the amount payable by the cap counterparty will equal the product of (i) the excess (if any) (x) the lesser of (A) One-Month LIBOR (as determined pursuant to the Cap Contract) and (B) [9.11]% over (y) [5.11]%, (ii) the lesser of (x) the Class A-1 Cap Contract Notional Balance for such Distribution Date, and (y) the Certificate Principal Balance of the Class A-1 Certificates immediately prior to that Distribution Date, and (iii) (x) the number of days in the related interest accrual period (calculated on the basis of a 360-day year consisting of twelve 30-day months) divided by (y) 360.

Cashflow Description: Distributions on the Senior Certificates and the Subordinate Certificates will be made on the each Distribution Date. The payments to the Senior Certificates, to the extent of the available funds from the Mortgage Loans, will be made in the following amounts and according to the following priority:

1. Payments of interest, pro rata, to the Senior Certificates then entitled to receive interest payments.
2. Payments of principal, pro rata, to the Class A-4 and Class A-8 Certificates up to the Class A-4 / Class A-8 Priority Amount, until reduced to zero.
3. Payments of principal to the Class A-1, Class A-5, and Class A-6 Certificates up to an amount equal to $1,000 per each Distribution Date in the following order: First to the Class A-1 Certificates until reduced to its Planned Amortization Balance, then, pro rata, to the Class A-5 and Class A-6 Certificates, until reduced to zero, and then to the Class A-1 Certificates without regard to its Planned Amortization Balance, until reduced to zero.
4. Payments of principal to the Class A-3 Certificates up to an amount equal to $950,000 per each Distribution Date, until reduced to zero.
5. Payments of principal to the Class A-1 Certificates until reduced to its Planned Amortization Balance.
6. Payments of principal, pro rata, to the Class A-5 and Class A-6 Certificates, until reduced to zero.
7. Payments of principal to the Class A-1 Certificates, without regard to its Planned Amortization Balance, until reduced to zero.
8. Payments of principal to the Class A-3 Certificates, without regard to distributions pursuant to item 4 above, until reduced to zero.
9. Payments of principal to the Class A-7 Certificates until reduced to zero.
10. Payments of principal, pro rata, to the Class A-4 and Class A-8 Certificates, without regard to the Class A-4 / Class A-8 Priority Amount, until reduced to zero.

Class A-4 / Class A-8 Priority Amount: The Class A-4 / Class A-8 Priority Amount will equal the product of (i) the Principal Distribution Amount and the Principal Prepayment Amount for the Mortgage Loans, (ii) the Class A-4 / Class A-8 Priority Percentage and (iii) the Shift Percentage. The "Class A-4 / Class A-8 Priority Percentage" is the percentage equivalent of a fraction, the numerator of which is sum of the Certificate Principal Balances of the Class A-4 and Class A-8 Certificates and the denominator of which is the aggregate principal balance of the Mortgage Loans (exclusive of the discount fraction of the scheduled principal balance of each discount loan).

Transaction Overview (Cont.)

Shift Percentage:	The Shift Percentage is equal to 0% for the first 5 years following the Closing Date, 30% in the sixth year following the Closing Date, 40% in the seventh year following the Closing Date, 60% in the eighth year following the Closing Date, 80% in the ninth year following the Closing Date, 100% any year thereafter
Shifting Interest:	The Senior Certificates will be entitled to receive 100% of the prepayments on the Mortgage Loans on any Distribution Date during the first five years following the Closing Date (the "Senior Prepayment Percentage"). Thereafter, the Senior Prepayment Percentage can be reduced to the related Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the related Subordinate Percentage over the next five years provided that (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the preceding 6 month period, as a percentage of aggregate certificate principal balance of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses incurred on the Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.
Senior Percentage:	With respect to any Distribution Date, will equal the percentage equivalent of a fraction, the numerator of which is the aggregate certificate principal balance of the Senior Certificates immediately prior to that Distribution Date, and the denominator of which is the aggregate principal balance of the Mortgage Loans as of the first day of the related Due Period.
Subordinate Percentage:	For any Distribution Date will be 100% minus the related Senior Percentage.
Principal Distribution Amount:	With respect to each Distribution Date will be the sum of: 1. scheduled principal payments on the Mortgage Loans due during the related due period; 2. the principal portion of repurchase proceeds received with respect to the Mortgage Loans which were repurchased as permitted or required by the pooling and servicing agreement during the related prepayment period; and 3. any other unscheduled payments of principal which were received on the Mortgage Loans during the related prepayment period, other than prepayments in full, prepayments in part or Liquidation Principal.
Principal Prepayment Amount:	With respect to each Distribution Date will be the sum of: 1. all partial principal prepayments and all prepayments in full with respect to the Mortgage Loans which were received during the related prepayment period and 2. any subsequent recoveries received during the related prepayment period.
Liquidation Principal:	With respect to each Distribution Date and any Mortgage Loan, the principal portion of net liquidation proceeds received with respect to each such Mortgage Loan which became a liquidation loan (but not in excess of the principal balance thereof) during the calendar month preceding the month of such Distribution Date.
Allocation of Losses:	Realized Losses on the Mortgage Loans will be allocated to the most junior class of certificates outstanding beginning with the Class B-5 Certificates, until the certificate principal balance of the Subordinate Certificates and Mezzanine Certificates has been reduced to zero. Thereafter, Realized Losses on the Mortgage Loans will be allocated pro rata to the Senior Certificate. Excess losses on the Mortgage Loans (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated, pro rata, to the Certificates.

Preliminary Class I-A-1 Planned Amortization Schedule*

Period	Distribution Date	Class I-A-1 Planned Amortization Balance ($)
2	12/25/2005	165,702,868.64
3	1/25/2006	164,011,228.27
4	2/25/2006	162,110,307.92
5	3/25/2006	160,003,730.31
6	4/25/2006	157,695,505.81
7	5/25/2006	155,190,096.49
8	6/25/2006	152,492,262.76
9	7/25/2006	149,607,126.99
10	8/25/2006	146,545,041.21
11	9/25/2006	143,382,036.70
12	10/25/2006	140,268,334.12
13	11/25/2006	137,203,771.97
14	12/25/2006	134,187,772.55
15	1/25/2007	131,219,764.93
16	2/25/2007	128,299,184.86
17	3/25/2007	125,425,474.68
18	4/25/2007	122,598,083.26
19	5/25/2007	119,816,465.92
20	6/25/2007	117,080,084.34
21	7/25/2007	114,388,406.52
22	8/25/2007	111,740,906.65
23	9/25/2007	109,137,065.12
24	10/25/2007	106,576,368.37
25	11/25/2007	104,058,308.85
26	12/25/2007	101,582,384.97
27	1/25/2008	99,148,101.00
28	2/25/2008	96,754,967.01
29	3/25/2008	94,402,498.82
30	4/25/2008	92,090,217.91
31	5/25/2008	89,817,651.37
32	6/25/2008	87,584,331.83
33	7/25/2008	85,389,797.38
34	8/25/2008	83,233,591.55
35	9/25/2008	81,115,263.18
36	10/25/2008	79,034,366.44
37	11/25/2008	76,990,460.68
38	12/25/2008	74,983,110.45
39	1/25/2009	73,011,885.38
40	2/25/2009	71,076,360.17
41	3/25/2009	69,176,114.47
42	4/25/2009	67,310,732.90
43	5/25/2009	65,479,804.93
44	6/25/2009	63,682,924.83
45	7/25/2009	61,919,691.66
46	8/25/2009	60,189,709.15
47	9/25/2009	58,492,585.71
48	10/25/2009	56,827,934.32
49	11/25/2009	55,195,372.51
50	12/25/2009	53,594,522.32
51	1/25/2010	52,025,010.18
52	2/25/2010	50,486,466.95
53	3/25/2010	48,978,527.79
54	4/25/2010	47,500,832.17
55	5/25/2010	46,052,941.05
56	6/25/2010	44,634,586.81
57	7/25/2010	43,245,421.45
58	8/25/2010	41,884,988.63
59	9/25/2010	40,552,995.71
60	10/25/2010	39,249,175.78
61	11/25/2010	37,973,196.86
62	12/25/2010	36,928,987.18
63	1/25/2011	35,911,105.51
64	2/25/2011	34,919,233.45
65	3/25/2011	33,956,778.96
66	4/25/2011	33,028,660.72
67	5/25/2011	32,134,317.94
68	6/25/2011	31,273,198.70
69	7/25/2011	30,444,759.83
70	8/25/2011	29,648,466.79
71	9/25/2011	28,883,793.52
72	10/25/2011	28,150,222.28
73	11/25/2011	27,447,243.59
74	12/25/2011	26,858,616.48
75	1/25/2012	26,298,573.63
76	2/25/2012	25,766,637.62
77	3/25/2012	25,262,338.70
78	4/25/2012	24,785,214.65
79	5/25/2012	24,334,810.66
80	6/25/2012	23,910,679.22
81	7/25/2012	23,512,380.02
82	8/25/2012	23,139,479.81
83	9/25/2012	22,791,552.28
84	10/25/2012	22,468,178.00
85	11/25/2012	22,168,944.26
86	12/25/2012	22,048,943.60
87	1/25/2013	21,949,633.23
88	2/25/2013	21,870,651.72
89	3/25/2013	21,811,643.68
90	4/25/2013	21,772,259.58
91	5/25/2013	21,752,155.70
92	6/25/2013	21,750,994.01
93	7/25/2013	21,121,442.12
94	8/25/2013	20,207,173.13
95	9/25/2013	19,310,865.60
96	10/25/2013	18,432,203.42
97	11/25/2013	17,570,875.75
98	12/25/2013	16,864,439.64
99	1/25/2014	16,171,466.72
100	2/25/2014	15,491,716.82
101	3/25/2014	14,824,953.90
102	4/25/2014	14,170,945.95
103	5/25/2014	13,529,464.90
104	6/25/2014	12,900,286.62
105	7/25/2014	12,283,190.81
106	8/25/2014	11,677,960.91
107	9/25/2014	11,084,384.12
108	10/25/2014	10,502,251.25
109	11/25/2014	9,931,356.73
110	12/25/2014	9,488,870.52
111	1/25/2015	9,053,649.00
112	2/25/2015	8,625,575.60
113	3/25/2015	8,204,535.57
114	4/25/2015	7,790,416.01
115	5/25/2015	7,383,105.79
116	6/25/2015	6,982,495.55
117	7/25/2015	6,588,477.64
118	8/25/2015	6,200,059.42
119	9/25/2015	5,817,646.30

*** The schedule is preliminary and subject to change**

Preliminary Class I-A-1 Planned Amortization Schedule (Continued)*

Period	Distribution Date	Class I-A-1 Planned Amortization Balance ($)
120	10/25/2015	5,435,796.00
121	11/25/2015	5,060,207.27
122	12/25/2015	4,690,878.00
123	1/25/2016	4,327,706.82
124	2/25/2016	3,970,593.98
125	3/25/2016	3,619,441.33
126	4/25/2016	3,274,152.26
127	5/25/2016	2,934,631.72
128	6/25/2016	2,600,786.16
129	7/25/2016	2,272,523.53
130	8/25/2016	1,949,753.24
131	9/25/2016	1,632,386.14
132	10/25/2016	1,320,334.51
133	11/25/2016	1,013,512.02
134	12/25/2016	711,833.72
135	1/25/2017	415,216.02
136	2/25/2017	123,576.65
137	3/25/2017	-

*** The schedule is preliminary and subject to change**

Preliminary Class I-A-1 Cap Schedule*

Period	Distribution Date	Class I-A-1 Notional Amount ($)	Cap Strike (%)	Cap Ceiling (%)
2	12/25/2005	165,702,868.64	5.11	9.11
3	1/25/2006	164,011,228.27	5.11	9.11
4	2/25/2006	162,110,307.92	5.11	9.11
5	3/25/2006	160,003,730.31	5.11	9.11
6	4/25/2006	157,695,505.81	5.11	9.11
7	5/25/2006	155,190,096.49	5.11	9.11
8	6/25/2006	152,492,262.76	5.11	9.11
9	7/25/2006	149,607,126.99	5.11	9.11
10	8/25/2006	146,545,041.21	5.11	9.11
11	9/25/2006	143,382,036.70	5.11	9.11
12	10/25/2006	140,268,334.12	5.11	9.11
13	11/25/2006	137,203,771.97	5.11	9.11
14	12/25/2006	134,187,772.55	5.11	9.11
15	1/25/2007	131,219,764.93	5.11	9.11
16	2/25/2007	128,299,184.86	5.11	9.11
17	3/25/2007	125,425,474.68	5.11	9.11
18	4/25/2007	122,598,083.26	5.11	9.11
19	5/25/2007	119,816,465.92	5.11	9.11
20	6/25/2007	117,080,084.34	5.11	9.11
21	7/25/2007	114,388,406.52	5.11	9.11
22	8/25/2007	111,740,906.65	5.11	9.11
23	9/25/2007	109,137,065.12	5.11	9.11
24	10/25/2007	106,576,368.37	5.11	9.11
25	11/25/2007	104,058,308.85	5.11	9.11
26	12/25/2007	101,582,384.97	5.11	9.11
27	1/25/2008	99,148,101.00	5.11	9.11
28	2/25/2008	96,754,967.01	5.11	9.11
29	3/25/2008	94,402,498.82	5.11	9.11
30	4/25/2008	92,090,217.91	5.11	9.11
31	5/25/2008	89,817,651.37	5.11	9.11
32	6/25/2008	87,584,331.83	5.11	9.11
33	7/25/2008	85,389,797.38	5.11	9.11
34	8/25/2008	83,233,591.55	5.11	9.11
35	9/25/2008	81,115,263.18	5.11	9.11
36	10/25/2008	79,034,366.44	5.11	9.11
37	11/25/2008	76,990,460.68	5.11	9.11
38	12/25/2008	74,983,110.45	5.11	9.11
39	1/25/2009	73,011,885.38	5.11	9.11
40	2/25/2009	71,076,360.17	5.11	9.11
41	3/25/2009	69,176,114.47	5.11	9.11
42	4/25/2009	67,310,732.90	5.11	9.11
43	5/25/2009	65,479,804.93	5.11	9.11
44	6/25/2009	63,682,924.83	5.11	9.11
45	7/25/2009	61,919,691.66	5.11	9.11
46	8/25/2009	60,189,709.15	5.11	9.11
47	9/25/2009	58,492,585.71	5.11	9.11
48	10/25/2009	56,827,934.32	5.11	9.11
49	11/25/2009	55,195,372.51	5.11	9.11
50	12/25/2009	53,594,522.32	5.11	9.11
51	1/25/2010	52,025,010.18	5.11	9.11
52	2/25/2010	50,486,466.95	5.11	9.11
53	3/25/2010	48,978,527.79	5.11	9.11
54	4/25/2010	47,500,832.17	5.11	9.11
55	5/25/2010	46,052,941.05	5.11	9.11
56	6/25/2010	44,634,586.81	5.11	9.11
57	7/25/2010	43,245,421.45	5.11	9.11
58	8/25/2010	41,884,988.63	5.11	9.11
59	9/25/2010	40,552,995.71	5.11	9.11
60	10/25/2010	39,249,175.78	5.11	9.11
61	11/25/2010	37,973,196.86	5.11	9.11
62	12/25/2010	36,928,987.18	5.11	9.11
63	1/25/2011	35,911,105.51	5.11	9.11
64	2/25/2011	34,919,233.45	5.11	9.11
65	3/25/2011	33,956,778.96	5.11	9.11
66	4/25/2011	33,028,660.72	5.11	9.11
67	5/25/2011	32,134,317.94	5.11	9.11
68	6/25/2011	31,273,198.70	5.11	9.11
69	7/25/2011	30,444,759.83	5.11	9.11
70	8/25/2011	29,648,466.79	5.11	9.11
71	9/25/2011	28,883,793.52	5.11	9.11
72	10/25/2011	28,150,222.28	5.11	9.11
73	11/25/2011	27,447,243.59	5.11	9.11
74	12/25/2011	26,858,616.48	5.11	9.11
75	1/25/2012	26,298,573.63	5.11	9.11
76	2/25/2012	25,766,637.62	5.11	9.11
77	3/25/2012	25,262,338.70	5.11	9.11
78	4/25/2012	24,785,214.65	5.11	9.11
79	5/25/2012	24,334,810.66	5.11	9.11
80	6/25/2012	23,910,679.22	5.11	9.11
81	7/25/2012	23,512,380.02	5.11	9.11
82	8/25/2012	23,139,479.81	5.11	9.11
83	9/25/2012	22,791,552.28	5.11	9.11
84	10/25/2012	22,468,178.00	5.11	9.11
85	11/25/2012	22,168,944.26	5.11	9.11
86	12/25/2012	22,048,943.60	5.11	9.11
87	1/25/2013	21,949,633.23	5.11	9.11
88	2/25/2013	21,870,651.72	5.11	9.11
89	3/25/2013	21,811,643.68	5.11	9.11
90	4/25/2013	21,772,259.58	5.11	9.11
91	5/25/2013	21,752,155.70	5.11	9.11
92	6/25/2013	21,750,994.01	5.11	9.11
93	7/25/2013	21,121,442.12	5.11	9.11
94	8/25/2013	20,207,173.13	5.11	9.11
95	9/25/2013	19,310,865.60	5.11	9.11
96	10/25/2013	18,432,203.42	5.11	9.11
97	11/25/2013	17,570,875.75	5.11	9.11
98	12/25/2013	16,864,439.64	5.11	9.11
99	1/25/2014	16,171,466.72	5.11	9.11
100	2/25/2014	15,491,716.82	5.11	9.11
101	3/25/2014	14,824,953.90	5.11	9.11
102	4/25/2014	14,170,945.95	5.11	9.11
103	5/25/2014	13,529,464.90	5.11	9.11
104	6/25/2014	12,900,286.62	5.11	9.11
105	7/25/2014	12,283,190.81	5.11	9.11
106	8/25/2014	11,677,960.91	5.11	9.11
107	9/25/2014	11,084,384.12	5.11	9.11
108	10/25/2014	10,502,251.25	5.11	9.11
109	11/25/2014	9,931,356.73	5.11	9.11
110	12/25/2014	9,488,870.52	5.11	9.11
111	1/25/2015	9,053,649.00	5.11	9.11
112	2/25/2015	8,625,575.60	5.11	9.11
113	3/25/2015	8,204,535.57	5.11	9.11
114	4/25/2015	7,790,416.01	5.11	9.11
115	5/25/2015	7,383,105.79	5.11	9.11
116	6/25/2015	6,982,495.55	5.11	9.11
117	7/25/2015	6,588,477.64	5.11	9.11
118	8/25/2015	6,200,059.42	5.11	9.11
119	9/25/2015	5,817,646.30	5.11	9.11

* Preliminary Cap Schedule is based on Preliminary Collateral and WAC amounts at the pricing speed. The Final Cap Schedule will be based on the final Collateral and WAC amounts at the pricing speed. The Preliminary Cap Schedule is indicative and subject to change.

Preliminary Class I-A-1 Cap Schedule (Continued)*

Period	Distribution Date	Class I-A-1 Notional Amount ($)	Cap Strike (%)	Cap Ceiling (%)
120	10/25/2015	5,435,796.00	5.11	9.11
121	11/25/2015	5,060,207.27	5.11	9.11
122	12/25/2015	4,690,878.00	5.11	9.11
123	1/25/2016	4,327,706.82	5.11	9.11
124	2/25/2016	3,970,593.98	5.11	9.11
125	3/25/2016	3,619,441.33	5.11	9.11
126	4/25/2016	3,274,152.26	5.11	9.11
127	5/25/2016	2,934,631.72	5.11	9.11
128	6/25/2016	2,600,786.16	5.11	9.11
129	7/25/2016	2,272,523.53	5.11	9.11
130	8/25/2016	1,949,753.24	5.11	9.11
131	9/25/2016	1,632,386.14	5.11	9.11
132	10/25/2016	1,320,334.51	5.11	9.11
133	11/25/2016	1,013,512.02	5.11	9.11
134	12/25/2016	711,833.72	5.11	9.11
135	1/25/2017	415,216.02	5.11	9.11
136	2/25/2017	123,576.65	5.11	9.11
137	3/25/2017	-	5.11	9.11

* Preliminary Cap Schedule is based on Preliminary Collateral and WAC amounts at the pricing speed. The Final Cap Schedule will be based on the final Collateral and WAC amounts at the pricing speed. The Preliminary Cap Schedule is indicative and subject to change.

Preliminary Class I-A-1 Available Funds Cap Schedule*

Period	Distribution Date	Fully Indexed Rate (%)	Effective Coupon (%)	Period	Distribution Date	Fully Indexed Rate (%)	Effective Coupon (%)
1	11/25/2005	4.2800	4.2800	61	11/25/2010	5.2452	5.2452
2	12/25/2005	4.4586	4.4586	61	12/25/2010	5.2469	5.2469
3	1/25/2006	4.6843	4.6843	62	1/25/2011	5.2488	5.2488
4	2/25/2006	4.7204	4.7204	63	2/25/2011	5.2510	5.2510
5	3/25/2006	4.8084	4.8084	64	3/25/2011	5.2535	5.2535
6	4/25/2006	4.9101	4.9101	65	4/25/2011	5.2563	5.2563
7	5/25/2006	4.9079	4.9079	66	5/25/2011	5.2595	5.2595
8	6/25/2006	4.9475	4.9475	67	6/25/2011	5.2631	5.2631
9	7/25/2006	5.0012	5.0012	68	7/25/2011	5.2670	5.2670
10	8/25/2006	4.9932	4.9932	69	8/25/2011	5.2714	5.2714
11	9/25/2006	5.0074	5.0074	70	9/25/2011	5.2763	5.2763
12	10/25/2006	5.0474	5.0474	71	10/25/2011	5.2816	5.2816
13	11/25/2006	5.0786	5.0786	72	11/25/2011	5.2874	5.2874
14	12/25/2006	5.1035	5.1035	73	12/25/2011	5.2937	5.2937
15	1/25/2007	5.1250	5.1250	74	1/25/2012	5.3000	5.3000
16	2/25/2007	5.1431	5.1431	75	2/25/2012	5.3061	5.3061
17	3/25/2007	5.1577	5.1577	76	3/25/2012	5.3121	5.3121
18	4/25/2007	5.1688	5.1688	77	4/25/2012	5.3180	5.3180
19	5/25/2007	5.1764	5.1764	78	5/25/2012	5.3238	5.3238
20	6/25/2007	5.1804	5.1804	79	6/25/2012	5.3294	5.3294
21	7/25/2007	5.1807	5.1807	80	7/25/2012	5.3348	5.3348
22	8/25/2007	5.1774	5.1774	81	8/25/2012	5.3401	5.3401
23	9/25/2007	5.1704	5.1704	82	9/25/2012	5.3451	5.3451
24	10/25/2007	5.1597	5.1597	83	10/25/2012	5.3500	5.3500
25	11/25/2007	5.1458	5.1458	84	11/25/2012	5.3547	5.3547
26	12/25/2007	5.1311	5.1311	85	12/25/2012	5.3593	5.3593
27	1/25/2008	5.1167	5.1167	86	1/25/2013	5.3639	5.3639
28	2/25/2008	5.1030	5.1030	87	2/25/2013	5.3688	5.3688
29	3/25/2008	5.0906	5.0906	88	3/25/2013	5.3740	5.3740
30	4/25/2008	5.0799	5.0799	89	4/25/2013	5.3793	5.3793
31	5/25/2008	5.0715	5.0715	90	5/25/2013	5.3850	5.3850
32	6/25/2008	5.0659	5.0659	91	6/25/2013	5.3909	5.3909
33	7/25/2008	5.0636	5.0636	92	7/25/2013	5.3970	5.3970
34	8/25/2008	5.0651	5.0651	93	8/25/2013	5.4035	5.4035
35	9/25/2008	5.0708	5.0708	94	9/25/2013	5.4102	5.4102
36	10/25/2008	5.0814	5.0814	95	10/25/2013	5.4172	5.4172
37	11/25/2008	5.0963	5.0963	96	11/25/2013	5.4246	5.4246
38	12/25/2008	5.1119	5.1119	97	12/25/2013	5.4322	5.4322
39	1/25/2009	5.1270	5.1270	98	1/25/2014	5.4395	5.4395
40	2/25/2009	5.1414	5.1414	99	2/25/2014	5.4466	5.4466
41	3/25/2009	5.1552	5.1552	100	3/25/2014	5.4533	5.4533
42	4/25/2009	5.1680	5.1680	101	4/25/2014	5.4597	5.4597
43	5/25/2009	5.1798	5.1798	102	5/25/2014	5.4657	5.4657
44	6/25/2009	5.1905	5.1905	103	6/25/2014	5.4714	5.4714
45	7/25/2009	5.1999	5.1999	104	7/25/2014	5.4766	5.4766
46	8/25/2009	5.2078	5.2078	105	8/25/2014	5.4814	5.4814
47	9/25/2009	5.2142	5.2142	106	9/25/2014	5.4858	5.4858
48	10/25/2009	5.2188	5.2188	107	10/25/2014	5.4898	5.4898
49	11/25/2009	5.2219	5.2219	108	11/25/2014	5.4933	5.4933
50	12/25/2009	5.2245	5.2245	109	12/25/2014	5.4965	5.4965
51	1/25/2010	5.2270	5.2270	110	1/25/2015	5.5000	5.5000
52	2/25/2010	5.2294	5.2294	111	2/25/2015	5.5039	5.5039
53	3/25/2010	5.2317	5.2317	112	3/25/2015	5.5083	5.5083
54	4/25/2010	5.2338	5.2338	113	4/25/2015	5.5131	5.5131
55	5/25/2010	5.2359	5.2359	114	5/25/2015	5.5185	5.5185
56	6/25/2010	5.2379	5.2379	115	6/25/2015	5.5244	5.5244
57	7/25/2010	5.2398	5.2398	116	7/25/2015	5.5308	5.5308
58	8/25/2010	5.2416	5.2416	117	8/25/2015	5.5378	5.5378
59	9/25/2010	5.2434	5.2434	118	9/25/2015	5.5453	5.5453

* Preliminary Available Funds Cap Schedule is based on Preliminary Collateral and WAC amounts at 65 PPC using a Forward LIBOR Curve. The Final Available Funds Cap Schedule will be based on the final Collateral and WAC amounts at 65 PPC. The Preliminary Available Funds Cap Schedule is indicative and subject to change.

Preliminary Class I-A-1 Available Funds Cap Schedule (Continued)*

Period	Distribution Date	Fully Indexed Rate (%)	Effective Coupon (%)
119	10/25/2015	5.5534	5.5534
120	11/25/2015	5.5622	5.5622
121	12/25/2015	5.5713	5.5713
122	1/25/2016	5.5802	5.5802
123	2/25/2016	5.5885	5.5885
124	3/25/2016	5.5962	5.5962
125	4/25/2016	5.6034	5.6034
126	5/25/2016	5.6099	5.6099
127	6/25/2016	5.6159	5.6159
128	7/25/2016	5.6212	5.6212
129	8/25/2016	5.6258	5.6258
130	9/25/2016	5.6298	5.6298
131	10/25/2016	5.6330	5.6330
132	11/25/2016	5.6356	5.6356
133	12/25/2016	5.6375	5.6375
134	1/25/2017	5.6396	5.6396
135	2/25/2017	5.6418	5.6418
136	3/25/2017	5.6443	5.6443

* Preliminary Available Funds Cap Schedule is based on Preliminary Collateral and WAC amounts at 65 PPC using a Forward LIBOR Curve. The Final Available Funds Cap Schedule will be based on the final Collateral and WAC amounts at 65 PPC. The Preliminary Available Funds Cap Schedule is indicative and subject to change.

DESCRIPTION OF THE COLLATERAL

SUMMARY OF THE MORTGAGE LOANS*

Aggregate Principle Balance	$[361,985,800]	+/- 5%
Average Principal Balance	$173,033	+/- 10%
Weighted Average Gross Coupon	6.142%	+/- 10 bps
Weighted Average Remaining Term	357 months	+/- 2 months
Single Family Detached / PUD	80.96%	+/- 5%
State Concentration	18.49% CA	+/- 10%
Weighted Average Original LTV	78.10%	+/- 5%
Weighted Average FICO	727	+/- 10
Interest Only Loans	13.25%	+/- 5%
Prepayment Penalties	26.34%	+/- 5%
Percent Conforming Balance	92.00%	+/- 5%
Full/Stated Docs	90.12%	+/- 10%
Non Owner Occupied	18.06%	+/- 10%
Originators [+/-]		
National City	48%	
Greenpoint	34%	
Mortgage IT	13%	
Others	5%	

* Expected as of the Cut-off Date.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities	
MBS Trading	
Mark Ginsberg	212-250-2669
Marina Tukhin	212-250-2669
MBS Banking	
Susan Valenti	212-250-3455
Daniel Murray	212-250-0864
MBS Analytics	
Steve Lumer	212-250-0115
Kathie Peng	212-250-7259